Exhibit 99.1

Weibo Reports Second Quarter 2018 Unaudited Financial Results

BEIJING, China — August 8, 2018 — Weibo Corporation (“Weibo” or the “Company”) (NASDAQ: WB), a leading social media in China, today announced its unaudited financial results for the second quarter ended June 30, 2018.

“We continue to see great momentum in our business. Net revenues grew 68% year over year, while both MAUs and DAUs maintained their growth trajectories,” said Gaofei Wang, Weibo’s CEO. “As a leading social media platform with a full spectrum of media formats in China, we believe Weibo’s larger user scale, enriched content ecosystem and strong social marketing capabilities will put us in a unique position to take advantage of the marketing budget shift toward mobile, social and video in the Chinese mobile internet market.”

Second Quarter 2018 Highlights

•                  Net revenues totaled $426.6 million, an increase of 68% year-over-year.

•                  Advertising and marketing revenues were $369.9 million, an increase of 69% year-over-year.

•                  Value-added service (“VAS”) revenues were $56.6 million, an increase of 62% year-over-year.

•                  Net income attributable to Weibo was $140.9 million, an increase of 92% year-over-year, and diluted net income per share was $0.62, compared to $0.33 for the same period last year.

•                  Non-GAAP net income attributable to Weibo was $156.1 million, an increase of 80% year-over-year, and non-GAAP diluted net income per share was $0.68, compared to $0.38 for the same period last year.

•                  Adjusted EBITDA was $173.3 million, an increase of 68% year-over-year, or 41% of net revenues, compared to 41% for the same period last year.

•                  Monthly active users (“MAUs”) had a net addition of approximately 70 million users year over year and reached 431 million in June 2018. Mobile MAUs represented 93% of MAUs.

•                  Average daily active users (“DAUs”) had a net addition of approximately 31 million users year over year and reached 190 million in June 2018.

Second Quarter 2018 Financial Results

For the second quarter of 2018, Weibo reported net revenues of $426.6 million; despite that the general weakening of the China Renminbi related to the U.S. dollar had an unfavorable impact on revenue. The net revenues for the same period last year were $253.4 million. Advertising and marketing revenues totaled $369.9 million, compared to $218.3 million for the same period last year, and advertising and marketing revenues from small & medium-sized enterprises (“SMEs”) and key accounts were $338.7 million, compared to $205.1 million for the same period last year, or an increase of 65% year-over-year. VAS revenues totaled $56.6 million, compared to $35.0 million for the same period last year.

Costs and expenses for the second quarter of 2018 totaled $271.7 million, compared to $165.4 million for the same period last year. Other than the inclusion of marketing expense related to advertising barter transactions under ASC Topic 606 as illustrated below, the increase in costs and expenses was primarily attributable to more marketing expenses incurred for channels, brand promotion and development expenditures incurred in relations to the personnel-related cost. Non-GAAP costs and expenses were $259.3 million, compared to $153.3 million for the same period last year.

Income from operations for the second quarter of 2018 was $154.9 million, compared to $88.0 million for the same period last year. Non-GAAP income from operations was $167.3 million, compared to $100.1 million for the same period last year.

Non-operating income for the second quarter of 2018 was $10.9 million, compared to a non-operating income of $1.5 million for the same period last year. The increase was primarily due to more interest income arising from a higher balance of cash, cash equivalents and short-term investments. Income tax expenses were $25.1 million, compared to $16.4 million for the same period last year, largely attributable to higher profitability with a relatively stable tax rates in the Company’s PRC operation.

Net income attributable to Weibo for the second quarter of 2018 was $140.9 million, or diluted net income per share of $0.62, compared to $73.5 million for the same period last year, or diluted net income per share of $0.33. Non-GAAP net income attributable to Weibo for the second quarter of 2018 was $156.1 million, or diluted net income per share of $0.68, compared to $86.7 million for the same period last year, or diluted net income per share of $0.38.

As of June 30, 2018, Weibo’s cash, cash equivalents and short-term investments totaled $1.57 billion. For the second quarter of 2018, cash provided by operating activities was $117.2 million, capital expenditures totaled $7.5 million, and depreciation and amortization expenses amounted to $4.8 million.

Business Outlook

For the third quarter of 2018, Weibo estimates its net revenues to be between $465 million and $475 million, or an increase of 49% year over year to 52% year over year on a constant currency basis. This forecast reflects the currency translation risks and assumes an average exchange rate of RMB 6.80 to US$1.00. This forecast also reflects Weibo’s current and preliminary view, which is subject to change.

Financial Impact from New Revenue Guidance

As the Company adopted new revenue guidance ASC Topic 606 on January 1, 2018, results for reporting periods beginning after January 1, 2018 are presented under Topic 606 (‘New Basis’), while prior period amounts are not adjusted and continue to be reported under Topic 605 (‘Old Basis’), the Company’s historic accounting method.

Adoption of the new revenue guidance impacted the Company’s current period reported results as follows:

	Three months ended
	June 30, 2018
		Adjustments
	Old Basis ASC 605	VAT	Barter Transaction	New Basis ASC 606
	($ In thousands, except for percentage)

Net revenues	423,593	(23,745)	26,741	426,589

Cost of revenues	85,535	(23,745)	—	61,790
Operating expenses
-Sales and marketing expenses	114,736	—	25, 241	139,977
Income from operations	153,396	—	1,500	154,896
Operating margin	36.2%			36.3%

Conference Call

Weibo’s management team will host a conference call from 7AM – 8 AM Eastern Time on August 8, 2018 (or 7 PM – 8 PM Beijing Time on August 8, 2018) to present an overview of the Company’s financial performance and business operations. A live webcast of the call will be available through the Company’s corporate website at http://ir.weibo.com.

The conference call can be accessed as follows:

US Toll Free:  +1 866-519-4004

Hong Kong Toll Free:  800-906-601

China Toll Free:  400-620-8038

International:  +65 6713-5090

Passcode for all regions:  2574828

A replay of the conference call will be available from 10:00 AM Eastern Time on August 8, 2018 — 9:59 AM Eastern time on August 16, 2018. The dial-in number is +61 2-8199-0299. The passcode for the replay is 2574828.

Non-GAAP Financial Measures

This release contains the following non-GAAP financial measures: non-GAAP costs and expenses, non-GAAP income from operations, non-GAAP net income attributable to Weibo, non-GAAP diluted net income per share attributable to Weibo and adjusted EBITDA. These non-GAAP financial measures should be considered in addition to, not as a substitute for, measures of the Company’s financial performance prepared in accordance with U.S. GAAP.

The Company’s non-GAAP financial measures exclude stock-based compensation, amortization of intangible assets, net results of impairment on, loss on sale of and fair value change of investments, non-GAAP to GAAP reconciling items for the gain/loss attributable to non-controlling interests, provision for income tax related to the amortization of intangible assets (other non-GAAP to GAAP reconciling items have no tax effect), and amortization of convertible debt issuance cost. Adjusted EBITDA excludes interest income, net, income tax expenses, and depreciation expenses. The Company’s management uses these non-GAAP financial measures in their financial and operating decision-making, because management believes these measures reflect the Company’s ongoing operating performance in a manner that allows more meaningful period-to-period comparisons. The Company believes that these non-GAAP financial measures provide useful information to investors and others in the following ways: (i) in comparing the Company’s current financial results with the Company’s past financial results in a consistent manner, and (ii) in understanding and evaluating the Company’s current operating performance and future prospects in the same manner as management does, if they so choose. The Company also believes that the non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses, gains (losses) and other items (i) that are not expected to result in future cash payments or (ii) that are non-recurring in nature or may not be indicative of the Company’s core operating results and business outlook.

Use of non-GAAP financial measures has limitations. The Company’s non-GAAP financial measures do not include all income and expense items that affect the Company’s operations. They may not be comparable to non-GAAP financial measures used by other companies. Accordingly, care should be exercised in understanding how the Company defines its non-GAAP financial measures. Reconciliations of the Company’s non-GAAP financial measures to the nearest comparable GAAP measures are set forth in the section below titled “Unaudited Reconciliation of Non-GAAP to GAAP Results.”

About Weibo

Weibo is a leading social media for people to create, share and discover content online. It combines the means of public self-expression in real time with a powerful platform for social interaction, content aggregation and content distribution. Any user can create and post a feed and attach multi-media and long-form content. User relationships on Weibo may be asymmetric; any user can follow any other user and add comments to a feed while reposting. This simple, asymmetric and distributed nature of Weibo allows an original feed to become a live viral conversation stream.

Weibo enables its advertising and marketing customers to promote their brands, products and services to users. Weibo offers a wide range of advertising and marketing solutions to companies of all sizes. The Company generates a substantial majority of its revenues from the sale of advertising and marketing services, including the sale of social display advertisement and promoted marketing offerings. Weibo has developed and is continuously refining its social interest graph recommendation engine, which enables its customers to perform people marketing and target audiences based on user demographics, social relationships, interests and behaviors, to achieve greater relevance, engagement and marketing effectiveness.

Safe Harbor Statement

This press release contains forward-looking statements that relate to, among other things, Weibo’s expected financial performance and strategic and operational plans (as described, without limitation, in the “Business Outlook” section and in quotations from management in this press release. Weibo may also make forward-looking statements in the Company’s periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology, such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “confidence,” “estimates” and similar statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, Weibo’s limited operating history in certain new businesses; failure to grow active user base and the level of user engagement; the uncertain regulatory landscape in China; fluctuations in the Company’s quarterly operating results; the Company’s reliance on advertising and marketing sales for a majority of its revenues; failure to successfully develop, introduce, drive adoption of or monetize new features and products; failure to compete effectively for advertising and marketing spending; failure to successfully integrate acquired businesses; risks associated with the Company’s investments, including equity pick-up and impairment; failure to compete successfully against new entrants and established industry competitors; changes in the macro-economic environment, including the depreciation of the Renminbi; and adverse changes in economic and political policies of the PRC government and its impact on the Chinese economy. Further information regarding these and other risks is included in Weibo’s annual report on Form 20-Fs and other filings with the SEC. All information provided in this press release is current as of the date hereof, and Weibo assumes no obligation to update such information, except as required under applicable law.

Contact:

Investor Relations

Weibo Corporation

Phone: +86 10 5898-3017

Email: ir@staff.weibo.com

WEIBO CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)

	Three months ended			Six months ended
	June 30,		March 31,	June 30,
	2018	2017	2018	2018	2017

Net revenues (1):
Advertising and marketing	$369,942	$218,340	$302,949	$672,891	$387,637
Value-added service	56,647	35,033	46,934	103,581	64,937
Net revenues	426,589	253,373	349,883	776,472	452,574

Costs and expenses:
Cost of revenues (1)(2)	61,790	50,372	62,902	124,692	96,822
Sales and marketing (1)(2)	139,977	59,363	105,863	245,840	106,526
Product development (2)	60,613	45,528	60,523	121,136	84,719
General and administrative (2)	9,313	10,140	11,216	20,529	20,686
Total costs and expenses	271,693	165,403	240,504	512,197	308,753
Income from operations	154,896	87,970	109,379	264,275	143,821

Non-operating income:

Impairment on, loss on sale of and fair value change of investments, net (3)	(1,535)	(1,248)	(1,499)	(3,034)	(1,370)
Interest and other income , net	12,481	2,768	9,128	21,609	4,990
	10,946	1,520	7,629	18,575	3,620

Income before income tax expenses	165,842	89,490	117,008	282,850	147,441
Income tax expenses	(25,148)	(16,363)	(18,297)	(43,445)	(27,679)

Net income	140,694	73,127	98,711	239,405	119,762

Less: Net loss attributable to noncontrolling interests	(220)	(421)	(374)	(594)	(717)

Net income attributable to Weibo	$140,914	$73,548	$99,085	$239,999	$120,479

Basic net income per share attributable to Weibo	$0.63	$0.33	$0.44	$1.08	$0.55
Diluted net income per share attributable to Weibo	$0.62	$0.33	$0.44	$1.06	$0.54

Shares used in computing basic net income per share attributable to Weibo	223,542	220,256	222,902	223,224	219,281
Shares used in computing diluted net income per share attributable to Weibo	232,768	225,245	225,971	225,995	224,955

(1)  On January 1, 2018, the Company adopted ASC 606 “Revenue from Contracts with Customers” using the modified retrospective method, which means amounts for 2018 are reported on the new basis while prior periods amount will be reported on a historical basis. Under the new accounting standard, the main impact to the Company is that it now reports the revenue net of value added tax and recognizes revenues and expenses at fair value for the advertising barter transaction.

(2) Stock-based compensation in each category:

Cost of revenues	$1,445	$940	$1,011	$2,456	$1,635
Sales and marketing	2,831	2,157	1,968	4,799	3,761
Product development	6,064	5,251	5,051	11,115	10,245
General and administrative	1,908	3,585	2,984	4,892	6,985

(3)  The Company adopted ASU 2016-01 “Classification and Measurement of Financial Instruments” beginning the first quarter of fiscal year 2018. After the adoption of this new accounting update, the Company will measure long-term investments other than equity method investments at fair value through earnings. For those investments without readily determinable fair values, the Company will elect to record these investments at cost, less impairment, and plus or minus subsequent adjustments for observable price changes. Changes in the basis of these investments will be reported in current earnings.

Weibo Earnings Release Q2 18

WEIBO CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	June 30,	December 31,
	2018	2017
Assets
Current assets:
Cash and cash equivalents	$314,829	$1,000,953
Short-term investments	1,255,353	791,730
Accounts receivable, net	261,456	170,100
Prepaid expenses and other current assets(1)	334,929	69,233
Amount due from SINA	45,504	16,356
Current assets subtotal	2,212,071	2,048,372

Property and equipment, net	36,346	33,793
Goodwill and intangible assets, net	13,369	13,937
Long-term investments	567,906	452,337
Other assets	46,710	13,380
Total assets	$2,876,402	$2,561,819

Liabilities and Shareholders’ Equity
Liabilities:
Current liabilities:
Accounts payable	$99,245	$64,043
Accrued expenses and other current liabilities	302,748	268,615
Deferred revenues	101,183	81,311
Income tax payable (2)	54,039	70,907
Current liabilities subtotal	557,215	484,876

Long-term liabilities:
Convertible debt	882,054	879,983
Other long-term liabilities	1,861	2,166
Total liabilities	1,441,130	1,367,025

Shareholders’ equity :
Weibo shareholders’ equity (3)	1,433,897	1,192,587
Non-controlling interests	1,375	2,207
Total shareholders’ equity	1,435,272	1,194,794

Total liabilities and shareholders’ equity	$2,876,402	$2,561,819

(1) Included a short-term loan to SINA of $86.1 million as of June 30, 2018.

(2) Commencing on January 1, 2018, in order to enhance comparability with industry peers, income tax payable has been presented as a single line item in balance sheet as opposed to be part of accounts payable. To conform with current period presentation, the relevant amount of $70.9 million as of December 31, 2017 has been adjusted accordingly.

(3) The Company adopted ASU 2016-1 “Classification and Measurement of Financial Instruments” beginning the first quarter of fiscal year 2018. After the adoption of this new accounting update, the Company will measure long-term investment other than equity method investments at fair value through earnings. For those investments without readily determinable fair values, the Company will elect to record these investments at cost, less impairment, and plus or minus subsequent adjustments for observable price changes. Changes in the basis of these investments will be reported in current earnings. The cumulative impact arising from the adoption of this update was immaterial to retained earnings as of January 1, 2018.

WEIBO CORPORATION

UNAUDITED RECONCILIATION OF NON-GAAP TO GAAP RESULTS

(In thousands, except per share data)

	Three months ended
	June 30, 2018						June 30, 2017				March 31, 2018
					Non-GAAP					Non-GAAP				Non-GAAP
	Actual		Adjustments		Results		Actual	Adjustments		Results	Actual	Adjustments		Results

Advertising and marketing	$369,942				$369,942		$218,340			$218,340	$302,949			$302,949
Value-added service	56,647				56,647		35,033			35,033	46,934			46,934
Net revenues	$426,589				$426,589		$253,373			$253,373	$349,883			$349,883

			(12,248	)(a)				(11,933	)(a)			(11,014	)(a)
			(164	)(b)				(157	)(b)			(169	)(b)
Total costs and expenses	$271,693		$(12,412)		$259,281		$165,403	$(12,090)		$153,313	$240,504	$(11,183)		$229,321

			12,248	(a)				11,933	(a)			11,014	(a)
			164	(b)				157	(b)			169	(b)
Income from operations	$154,896		$12,412		$167,308		$87,970	$12,090		$100,060	$109,379	$11,183		$120,562

			12,248	(a)								11,014	(a)
			164	(b)				11,933	(a)			169	(b)
			1,535	(c)				157	(b)			1,499	(c)
			277	(d)				1,248	(c)			(118	)(d)
			(41	)(e)				(194	)(d)			(42	)(e)
			1,035	(f)				(39	)(e)			1,035	(f)
Net income attributable to Weibo	$140,914		$15,218		$156,132		$73,548	$13,105		$86,653	$99,085	$13,557		$112,642

Diluted net income per share attributable to Weibo	$0.62	*			$0.68	*	$0.33			$0.38	$0.44			$0.50	*

Shares used in computing diluted net income per share attributable to Weibo	232,768				232,768		225,245			225,245	225,971	6,753	(g)	232,724

Adjusted EBITDA:

Non-GAAP net income attributable to Weibo					$156,132					$86,653				$112,642
Interest income,net					(12,604)					(3,343)				(10,909)
Income tax expenses					25,189					16,402				18,339
Depreciation expenses					4,626					3,365				4,521
Adjusted EBITDA					$173,343					$103,077				$124,593

WEIBO CORPORATION

UNAUDITED RECONCILIATION OF NON-GAAP TO GAAP RESULTS

(In thousands, except per share data)

	Six months ended
	June 30, 2018					June 30, 2017
				Non-GAAP					Non-GAAP
	Actual	Adjustments		Results		Actual	Adjustments		Results
Advertising and marketing	$672,891			$672,891		$387,637			$387,637
Value-added service	103,581			103,581		64,937			64,937
Net revenues	$776,472			$776,472		$452,574			$452,574

		(23,262	)(a)				(22,626	)(a)
		(333	)(b)				(312	)(b)
Total costs and expenses	$512,197	$(23,595)		$488,602		$308,753	$(22,938)		$285,815

		23,262	(a)				22,626	(a)
		333	(b)				312	(b)
Income from operations	$264,275	$23,595		$287,870		$143,821	$22,938		$166,759

		23,262	(a)
		333	(b)				22,626	(a)
		3,034	(c)				312	(b)
		159	(d)				1,370	(c)
		(83	)(e)				(223	)(d)
		2,070	(f)				(78	)(e)

Net income attributable to Weibo	$239,999	$28,775		$268,774		$120,479	$24,007		$144,486

Diluted net income per share attributable to Weibo	$1.06			$1.18	*	$0.54			$0.64

Shares used in computing diluted net income per share attributable to Weibo	225,995	6,753	(g)	232,748		224,955			224,955

Adjusted EBITDA:

Non-GAAP net income attributable to Weibo				$268,774					$144,486
Interest income, net				(23,513)					(5,254)
Income tax expenses				43,528					27,757
Depreciation expenses				9,147					6,610
Adjusted EBITDA				$297,936					$173,599

(a)	To exclude stock-based compensation.
(b)	To exclude amortization of intangible assets.
(c)	To exclude net results of impairment on, loss on sale of and fair value change of investments.
(d)	To exclude non-GAAP to GAAP reconciling items for the gain/loss attributable to non-controlling interests.
(e)	To exclude the provision for income tax related to item (b). Other non-GAAP to GAAP reconciling items have no income tax effect.
Most of the reconciliation items were recorded in entities in tax free jurisdictions hence no income tax implications.
For impairment, loss on sale of and fair value change of investment, valuation allowances were made for those differences the Company does not expect to realize the benefit in the foreseeable future.
(f)	To exclude the amortization of convertible debt issuance cost.
(g)	To adjust the number of shares for dilution resulted from convertible debt which were anti-dilutive under GAAP measures.

*  Net income attributable to Weibo is adjusted for interest expense of convertible debt for calculating diluted EPS.

WEIBO CORPORATION

UNAUDITED ADDITIONAL INFORMATION

(In thousands)

	Three months ended			Six months ended
	June 30,		March 31,	June 30,
	2018	2017	2018	2018	2017
Net revenues
Advertising and marketing
Small & medium-sized enterprises and key accounts	$338,662	$205,144	$276,613	$615,275	$366,650
Alibaba	31,280	13,196	26,336	57,616	20,987
Subtotal	369,942	218,340	302,949	672,891	387,637

Value-added service	56,647	35,033	46,934	103,581	64,937
	$426,589	$253,373	$349,883	$776,472	$452,574